UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated August 11, 2004

2.

News Release dated August 26, 2004

3.

Interim Financial Statements and Management Discussion for the period ended June 30, 2004

4.

Certification of Interim Financial Statements by CEO

5.

Certification of Interim Financial Statements by CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  September 28, 2004                            Signed: /s/ Christopher Dyakowski

                                                                                             Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

(AN EXPLORATION STAGE COMPANY)
INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)

NOTES TO US READERS:

These financial statements have been prepared according to Canadian GAAP. For US GAAP reconciliation please refer to the audited financial statements for years ended December 31, 2003 and 2002.

NOTICE TO READER

BALANCE SHEETS

STATEMENTS OF DEFERRED EXPLORATION COSTS STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104 - 750 WEST PENDER ST.

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

Jerry A. Minni, G.C.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604) 683-0343
FAX: (604) 683-4499

* Incorporated professional ** Associate

NOTICE TO READER

To the Shareholders,

Storm Cat Energy Corporation

(Formerly Toby Ventures Inc.)

I have compiled the balance sheets of STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) as at June 30, 2004 and 2003 and the statements of loss, deficit and cash flows for the periods then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

‘J.A. MINNI & ASSOCIATES INC.”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.

August 13, 2004

STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) INTERIM BALANCE SHEETS
(UNAUDITED – SEE NOTICE TO READER)
	ASSETS
		June 30, 2004	Dec. 31, 2003
CURRENT Cash		$ 1,181,028	$ 586,314
GST recoverable		30,173	8,917
Mining tax credits receivable		286	286
Advances and deposits		33,540	-
		1,245,027	595,517
CAPITAL ASSETS, at cost net of accumulated amortization of $3,340 (2003-$2,455)		6,919	5,073
MINERAL PROPERTIES (Note 3)		269,931	29,153
DEFERRED EXPLORATION COSTS (Note 3)		584,468	312,155
		$ 2,106,345	$ 941,898
	LIABILITIES
CURRENT Accounts payable and accrued liabilities		$ 18,874	$ 36,712
Due to related parties (Note 5)		2,189	1,974
		21,063	38,686
SHAREHOLDERS’ EQUITY			770,593

SHARE CAPITAL (Note 4)		2,786,853
SHARE SUBSCRIPTIONS		-	497,000
CONTRIBUTED SURPLUS		501,290	311,690
DEFICIT		(1,202,861)	(676,071)
		2,085,282	903,212
		$ 2,106,345	$ 941,898

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“Dr. Robert Bereskin”

.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended June 30,		6 months ended June 30,
	2004	2003	2004	2003
SADIM PROPERTY
Reports and filling	$ -	$ -	$ -	$ 400
MONGOLIA PROPERTY Amortization of camp capital assets	3,306	-	3,306	-
Trucks and equipment in camp	90,955	-	90,955	-
Camp and supplies	26,525	-	26,525	-
Travel, meals and accommodation	1,354	-	27,349	-
Project management and field supervision fees	59,015	-	124,178	-
	181,155	-	272,313	-
DEFERRED EXPLORATION COSTS FOR THE PERIOD	181,155	-	272,313	400
DEFERRED EXPLORATION COSTS, BEGINNING OF PERIOD	403,313	278,013	312,155	277,613
DEFERRED EXPLORATION COSTS, END OF PERIOD	$ 584,468	$ 278,013	$ 584,468	$ 278,013

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

INTERIM STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended June 30,		6 months ended June 30,
	2004	2003	2004	2003
REVENUE Interest	$ -	$ -	$ -	$ -
EXPENSES Advertising and promotion	6,871	340	7,790	802
Amortization	443	194	885	388
Consulting fees	-	-	-	(237)
Interest and bank charges	466	-	489	22
Investor relations	11,057	-	21,122	-
Loss on foreign exchange	1,038	-	1,048	-
Management and administration fees	16,588	8,000	25,586	15,500
Office and miscellaneous	10,755	1,586	14,431	1,846
Professional fees	44,923	3,213	64,840	15,414
Property investigation and evaluation	61,076	-	139,773	-
Rent	4,900	-	4,900	-
Shareholder information	10,598	-	10,734	-
Stock based compensation	-	-	189,600	-
Telephone and fax	7,630	-	8,485	-
Transfer agent and regulatory fees	17,955	2,246	24,346	9,380
Travel	322	-	13,620	-
	194,622	15,579	527,649	43,115
LOSS BEFORE THE UNDERNOTED ITEM:	(194,622)	(15,579)	(527,649)	(43,115)
Gain on disposal of mineral property	-	-	859	-
NET LOSS FOR THE PERIOD	(194,622)	(15,579)	(526,790)	(43,115)
DEFICIT, BEGINNING OF PERIOD	(1,008,239)	(214,252)	(676,071)	(186,716)
DEFICIT, END OF PERIOD	$ (1,202,861)	$ (229,831)	$(1,202,861)	$ (229,831)
BASIC AND DILUTED LOSS PER SHARE	$ (0.019)	$ (0.003)	$ (0.057)	$ (0.008)
WEIGHTED AVERAGE NUMBER OF SHARES	9,995,962	5,326,665	9,310,813	5,326,665

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended June 30,		6 months ended June 30,
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$(194,622)	$ (15,579)	$ (526,790)	$ (43,115)
Add items not involving cash: Amortization	443	194	885	388
Stock based compensation	-	-	189,600	-
Gain on disposition of interest mineral properties	in -	-	(859)	-
Cash provided (used) by net changes in non-cash working capital	(72,443)	(4,543)	(72,419)	6,316
	(266,622)	(19,928)	(409,583)	(36,411)
FINANCING ACTIVITIES	-	-	20,000	-
Proceed from disposition of mineral properties
Issue of shares for cash	1,519,260	-	2,016,260	-
Share subscriptions	-	-	(497,000)	-
	1,519,260	-	1,539,260	-
INVESTING ACTIVITIES	(181,155)	-	(272,313)	(400)
Deferred exploration costs
Acquisition of mineral properties	(233,056)	-	(259,919)	-
Acquisition of capital assets	-	-	(2,731)	-
	(414,211)	-	(534,963)	(400)
INCREASE (DECREASE) IN CASH	838,427	(19,928)	594,714	(36,811)
CASH, BEGINNING OF PERIOD	342,601	81,001	586,314	97,884
CASH, END OF PERIOD	$ 1,181,028	$ 61,073	$ 1,181,028	$ 61,073

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

1.

NATURE OF OPERATIONS

The Company is in the exploration stage and is traded on the TSX Venture Exchange. At June 30, 2004 the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements are unaudited and have not been reviewed by the Company’s external auditors.

a)

Mineral Properties and Exploration Costs

The Company records its interests in mineral properties at cost. All direct costs relating to the acquisition of these interests are capitalized until the properties to which they relate are placed into production, sold or abandoned.

Exploration costs relating to the mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

b)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

a)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, GST recoverable, advances, deposits, mining tax credit receivable, accounts payable and accrued liabilities, approximate fair market value because of the short maturity of these instruments.

b)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results could differ from those estimates.

c)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

f)

Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives on the declining balances at the following annual rates:

Computer equipment	- 30%
Computer software	- 100%
Equipment	- 20%
Trucks in camp	- 30%

Further, only one-half of the amortization is taken on assets acquired during the year. Amortization on the trucks acquired for the work site, and the equipment and computers used in the site is shown under deferred exploration costs.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses, potentially dilutive securities are excluded from the calculation of diluted loss per share, as they were anti-dilutive. Therefore, there is no difference in the calculation of basic and diluted loss per share.

a)

Stock Based Compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

b)

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

j)

Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with all conditions needed to obtain the credits.

These non-refundable mining tax credits are earned in respect of qualified mining exploration costs incurred in B.C. by the Company, and they are recorded as a reduction of the related deferred exploration expenditures.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

k)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, while non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at rates approximating the exchange rates in effect at the time of transactions. All foreign exchange gains and losses are included in earnings, except for gains and losses on long-term monetary liabilities which are deferred and amortized over the term of the related liability.

3.	MINERAL PROPERTIES
		June 30, 2004	Dec. 31, 2003
Acquisition Costs of properties: British Columbia: Sadim Property		$ 10,012	$ 20,012
Mongolia property		259,919	-
Argentina properties		-	9,141
		$ 269,931	$ 29,153
Deferred Exploration Costs: Sadim Property		$ 280,459	$ 280,459
Mongolia property		304,009	31,696
		$ 584,468	$ 312,155
Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3 and 4) in the Similkameen Mining Division, in the Province of British Columbia. The claims are subject to a 3% net smelter returns. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Pursuant to an option agreement dated January 16, 2004, the Company had agreed to grant Avance Venture Corp. (“Avance”), a company related by way of a common director, an option to acquire a 50% undivided interest in the Sadim property. As consideration, Avance paid $10,000 and must pay another $10,000 by December 31, 2004. In addition, Avance must incur exploration expenditures totaling $300,000 on the property as follows:

a)

$50,000 on or before December 31, 2004; and

b)

A further $100,000 and $150,000 on or before December 31, 2005 and 2006 respectively.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

3.

MINERAL PROPERTIES - continued

Quebec Mining Units

The Company has applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec. The application costs involved amount to $11,200. During the year ended December 31, 2002 management had written down the cost of these claims to a nominal value of $1.00. During the year ended December 31, 2003 management had decided to write off those units.

Argentina Properties

The Company obtained, by application, a 100% interest in five properties in the Republic of Argentina. These properties are being held by a director in trust for the Company.

Pursuant to an agreement dated February 20, 2004 with Delbrook Corporation (“Delbrook”) the Company sold to Delbrook a 100% undivided interest in these properties or claims units for the sum of $10,000 (received).

Mongolia Property

The Company had signed a Production Sharing Contract with the Petroleum Authority of Mongolia on February 26, 2004. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. This license is located in the South Gobi region of Mongolia. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

4. SHARE CAPITAL
a) Authorized
20,000,000 common shares without par value.
b) Issued and fully paid
	Number of Shares	Amount
Balance, December 31, 2002	5,326,665	$ 620,593
Issued pursuant to a non-brokered private placement	1,500,000	150,000
Balance, December 31, 2003	6,826,665	770,593
Issued pursuant to a non-brokered private placements - at $0.25 per share	1,988,000	497,000
- at $0.50 per share	1,875,000	1,500,000
Finder’s fee		(42,240)
Issued pursuant to warrants exercised: - at $0.13 per share	300,000	39,000
- at $0.50 per share	45,000	22,500
Balance, June 30, 2004	11,034,665	$2,786,853

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

4. SHARE CAPITAL - continued

a)

Shares Held In Escrow

As at June 30, 2004, 274,000 (2003 – 1,096,000) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

b)

Stock Options

Stock-based compensation plan:

During the period the Company had granted to a director and consultants common share purchase options. These options were granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	2004		2003
	Weighted Average
			Weighted Average
	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Outstanding at beginning of period	605,000	$ .60	399,000	$0.25
Granted	305,000	$1.00	-	-
Options outstanding and exercisable at end of period	910,000	$ 0.74	399,000	$0.25

At June 30, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of Options	Exercise Price	Expiry Date

605,000	$ 0.60	November 28, 2008
305,000	$ 1.00	March 3, 2009

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

4.

SHARE CAPITAL - continued

The compensation charge associated with consultants’ options in the amount of $189,600 has been recognized in the financial statements and a compensation charge associated with the directors’ options in the amount of $51,350 is not recognized in the financial statements, but included in the pro-forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Weighted average of fair value of options granted	$ 0.79
Expected dividend yield	0.0%
Expected volatility	10%
Risk-free interest rate	3.0%
Expected term in years	5

Had the fair value method been used for those options issued to the director, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts as indicated below:

		Period ended June 30, 2004
Net loss	As reported	$(526,790)
	Pro-forma	$(578,140)
Basic and diluted loss per share	As reported	$(0.057)
	Pro-forma	$(0.062)

e)	Share Purchase Warrants

As at June 30, 2004, the following warrants were outstanding:
Number of Shares	Exercise Price	Expiry Date
1,200,000	$0.13	October 21, 2005
1,893,000	$0.50	January 16, 2005
937,000	$1.00	May 4, 2005

Those warrants entitle the holders to acquire one common share for each warrant held.

5.

RELATED PARTY TRANSACTIONS

a)

During the period the Company paid $20,000 (2003-$15,000) for management fees to a company controlled by a director.

b)

During the period the Company paid and accrued $5,504 (2003-$7,703) for legal fees and disbursements to a law firm of a director.

c)

The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

STORM CAT ENERGY CORPORATION

d)

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

5.

RELATED PARTY TRANSACTIONS - continued

a)

During the period the Company optioned 50% interest in Sadim Property to a company related by way of a common director. See Note 3.

b)

During the period, the Company paid $15,212 (2003 – Nil) for contract services and disbursements to a company controlled by a director.

f)

During the period, the Company paid $46,806 (2003 – Nil) for consulting fees and disbursements to a company controlled by a director appointed during the period.

6.

CORPORATION LOSSES CARRY FORWARDS

At June 30, 2004 the Company has accumulated non-capital losses totaling $683,648 which may be applied against future year’s taxable income. These losses expire as follows:

2007	$ 27,262
2008	67,075
2009	78,454
2010	173,983
2011	336,874
$ 683,648

As at June 30, 2004 the Company has accumulated Canadian exploration and development expenditures of approximately $724,087 which can be carried forward indefinitely against future years’ taxable incomes.

The potential tax benefit of these loses and expenditures has not been recorded in the financial statements, as it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

7.

SEGMENTED INFORMATION

During the period the Company was involved in mineral exploration and development activities in Mongolia. There were no exploration and development activities on the British Columbia and Argentina properties at the moment.

The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended June 30, 2004.

Identifiable assets are as follows:

Mongolia	$ 611,218
Argentina	-
Canada	1,495,127
$2,106,345

STORM CAT ENERGY CORPORATION
(the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2004

General

The following discussion of performance, financial condition and prospects should be read in conjunction with the financial statements of the Company and notes thereto for the three months ended June 30, 2004. The Company‘s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company’s reporting currency is Canadian dollars, unless otherwise indicated. The date of the Management Discussion and Analysis is August 16, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Description of Business

The Company is in the process of exploring its mineral (including Coalbed Methane gas projects) properties and has not yet determined whether these properties contain mineral and gas reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon discovery of economically recoverable mineral or gas reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

Discussion of Operations and Financial Conditions

The Company incurred a net loss for the three months ended June 30, 2004 of $194,622, after taking into account the stock-based compensation charge of nil.

$61,076 was incurred by the Company during this quarter for investigation and evaluation of Coalbed Methane opportunities in the U.S., Canada and Mongolia.

On February 20, 2004, the Company sold a 100% interest in the five Argentine properties that it controlled to Delbrook Corporation for the sum of $10,000.

During the period ended June 30, 2004 the Company signed a Production Sharing Contract with petroleum Authority of Mongolia. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

There were no legal proceedings against the Company during the period and to date.

During the three month period ended June 30, 2004, the Company issued 1,875,000 common shares at $0.80 per share for a gross proceed of $1,500,000. As part of the non-brokered private placement, 937,500 warrants were issued which enable the holders to purchase 937,500 common shares at $1 per share for a one year period.

During the quarter ended June 30, 2004, 45,000 and 300,000 share purchase warrants were exercised at $0.50 and $0.13 per share respectively for gross proceeds of $61,500.

During the period ended June 30, 2004, the Company adopted a new incentive stock option plan. The shares subject to grant of options under the new plan is limited to 1,762,933 of less than the number of options from time to time outstanding under the former plan. Options granted under the new plan will vest on a quarterly basis over a period of 18 months.

Summary of Financial Operations

At June 30, 2004, a total of 11,034,665 shares are issued and outstanding of which 274,000 shares are subject to escrow requirements.

During the quarter ended June 30, 2004, the Company had a loss of $194,622 compared with a loss of $15,579 for the quarter ended June 30, 2003.

Summary of Quarterly Reports

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue	Net Loss ($)	Net Loss per Share ($)(1)
Q 2-04	--	194,622	0.019
Q 1-04	--	332,168	0.039
Q 4-03	--	425,921	0.076
Q 3-03	--	20,319	0.004
Q 2-03	--	15,579	0.003
Q 1-03	--	27,536	0.005
Q 4-02	--	25,595	0.005
Q 3-02	--	13,728	0.00
Selected Annual Information

S

	2003 Dec 31	2002 Dec 31	2001 Dec 31
total revenue	$351	$169	$254
loss	489,354	79,396	67,831
net loss	489,355	90,595	67,831
total assets	941,898	444,484	531,769
long term liabilities	Nil	Nil	Nil
cash dividends	Nil	Nil	Nil

The Company does not have any long term financial liabilities nor has it declared any dividends.

The results for fiscal 2003 were affected by a stock based compensation of $311,690 in the form of options granted the consultants.

The results for fiscal 2002 were affected by losses of $11,199 from writing down mineral projects.

General and administrative expenses consist of:

	Quarter ended June 30
	2004	2003
Advertising and promotion	$6,871	$340
Amortization	443	194
Loss on foreign exchange	1,038	-
Interest and bank charges	466	-
Investor relations	11,057	-
Management fees	11,000	8,000
Office	10,755	1,586
Property evaluation	61,076	-
Professionals fees	44,923	3,213
Stock-based compensation	-	-
Transfer agent and regulatory fees	17,955	2,246
Travel	322	-
	165,886	15,379

Professional fees comprised of $5,600 (2003 - $1,600) for accounting fees and $39,323 (2003 - $1,673) for legal fees and disbursements. The increase in legal fees for this quarter was related to increased activity of the Company in the evaluation of coalbed methane opportunities in the US, Mongolia and Canada, and in arranging for financing.

The increase in management fees was due to increases in management fees from $2,500 per month to $3,000 per month effective May 15, 2003 and a further increase to $5,000 per month effective May 15, 2004.

Financings, Principal Purposes and Milestones

There are no other significant financings, principal purposes and milestones to report upon.

Liquidity and Solvency

	June 30, 2004	June 30, 2003
Deficit	$1,202,861	$229,831
Working Capital	$1,223,964	$556,831

The Company currently does not have sufficient funds to carry out its business plans and requires further financing. The company proposes to arrange financing, but no definitive agreements have been entered into. Any financing is subject to regulatory approvals.

Related Party Transactions

During the quarter ended June 30, 2004, the Company incurred the following charges with the directors of the Company, companies with common directors and a law firm in which a former director of the Company, William E. Schmidt, is a partner:

	2004	2003
Legal and disbursement fees	$1,941	$1,612
Management fees	11,000	7,500
Consulting and disbursement fees	30,916	-

Investor Relations Activities

The Company had retained Bruce Nurse to provide market awareness and investor relations activities on a month to month basis for a monthly fee of US$2,500 effective November 1, 2003. During the six months to June 30, 2004 the Company paid to Mr. Nurse US$15,000 and US$800 for fees and disbursements respectively. The engagement with Mr. Nurse terminated on July 1, 2004.

Proposed Transactions

The Company is investigating other Coalbed Methane opportunities in the US, Canada and Mongolia. Contractual Commitments

The Company is currently focusing its exploration activities on its Mongolia property. It intends to maintain the requirements under the Production Sharing Contract with the Petroleum Authority of Mongolia. The Company is required to commit at least US$4.8 million, over a five year term, to explore and develop natural gas from coal.

Off Balance-Sheet Arrangements

There are no off balance-sheet arrangements.

Subsequent Events

There are no significant events or transactions subsequent to the balance sheet date.

Risk and Uncertainties

The Company is in the mineral and gas exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal and energy prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs or if such exploration programs are successful for the development of economic ore bodies or gas reserves and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptance terms, if at all. Management at this time has no reason to expect that this capability will diminish in the near term.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine validity in accordance with Black-Scholes modeling, however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The company’s recorded value of the Company’s mineral properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral or gas resources associates with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind. All of the assumptions set out herein are potentially subject to significant change and out of the company’s control. These changes are not determinable at this time.

Change in Accounting Policy

The Company did not make any changes to its accounting policy during the quarter in question.

Management’s Responsibility for Financial Statements

The information provided in this property, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for gas, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies and significant changes in the supply demand fundamentals for gas that could negatively affect prices.

Although the Company believes that the assumption intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Dated: August 26, 2004

FORM 52 - 109FT2 – Certification of Interim Filings during Transition Period

I, Chris Dyakowski, President and Chief Executive Officer for Storm Cat Energy Corporation, certify that:

1.

 I have reviewed the interim filings (as this term is defined in multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Storm Cat Energy Corporation (the issuer) for the interim period ending June 30, 2004;

2.

 Based on my knowledge, the interim filings do not contain untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

 Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2004

“Chris Dyakowski”

Chris Dyakowski

President & CEO